

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 19, 2012

<u>Via Facsimile</u>
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

     Re: **Auscrete Corporation**
              Pre-effective Amendment 13 to Registration Statement on Form S-1
              Filed January 5, 2012
              File No. 333-166976

Dear Mr. Sprovieri:

     We reviewed the filing and have the comments below.

<u>General</u>

1. We note that the marked version of your amendment indicates that changes are being made in numerous sections of the document where no changes are made. In future filings, please ensure that the marked version indicates changes are being made only where changes are made.

2. We note that Mr. Sprovieri contributed certain assets and equipment in exchange for 675,000 shares of common stock. Please clarify for us why the value of these assets is not included in your total assets at December 31, 2011. To the extent that you determine the assets should be included, please revise to disclose how the assets were valued.

3. Please clarify for us why you did not incur any expenses for the year ended December 31, 2011.

4. Please identify the selling shareholders as underwriters on the cover page of the prospectus and in the sections entitled "Selling Shareholders" and "Plan of Distribution." It is our position that individuals who receive shares from a shell company are considered underwriters in connection with any resales of such shares. As the company appears to be a shell company, as defined in Rule 405, the selling shareholders should be identified as underwriters in your prospectus.

5. It appears that you are registering 100% of your outstanding common stock for resale,

including the 90.4% held by your officers and directors, Messrs. Sprovieri, Beers, and Jett. Given their relationship with the company and the amount of shares that the officers and directors are registering for resale, it appears that they may be offering shares by or on behalf of the company, and as such their offering may be a primary offering. Please revise your disclosures to either state that the officers and directors will offer their shares at a fixed price for the duration of the offering, or significantly reduce the number of shares that they are offering for resale.

Prospectus cover page

6. Please clarify, here and in the section entitled "Plan of Distribution," the date by which you must sell the minimum number of shares and that if you do not sell the minimum number of shares by this date, you will promptly return all funds to subscribers. See Exchange Act Rule 10b-9.

7. Please disclose, here and in the section entitled "Plan of Distribution," whether you have any arrangements to place the funds in an escrow, trust, or similar account until the minimum is met. See Item 501(b)(8)(iii) of Regulation S-K.

The Offering, page 3

8. Clarify that the selling shareholders will sell their shares of common stock at a fixed price of $0.30 per share until the shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices. Further, clarify that Auscrete will not receive any of the proceeds from the sale of shares of common stock offered by the selling shareholders. We note that you have included this information on the cover page, but you should provide complete information about the offering, including the selling shareholder portion, in this section as well.

The Company will have wide discretionary use of proceeds under this offering, page 5

9. Disclosures that substantially all of the net proceeds of the offering are intended generally to be applied toward effecting a business combination and that prospective investors will invest in the company without an opportunity to evaluate the specific merits or risks of any one or more business combinations are inconsistent with disclosures elsewhere in the registration statement, including the summary and use of proceeds sections, that the company will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures and potentially for establishing its manufacturing facilities, distribution channels, and construction operations. Please reconcile the disclosures.

Use of Proceeds, page 10

10. Explain why Auscrete is applying $7,500 of proceeds to acquisition costs.

Selling Shareholders, page 11

11. Indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with FPM or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

12. For a selling stockholder such as VAWT Earth Wind and Power that is a legal entity, identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by the selling stockholder. Refer to Question 140.02 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

13. To the extent applicable, explain the relationship, if any, of selling stockholders having the same surname. For example, refer to John Sprovieri and Mary E. Sprovieri.

14. Please revise footnote (3) to the table to describe the transaction(s) in which the selling shareholders acquired their shares, including when the transactions took place and the amount and nature of the consideration paid for the shares.

Company Overview, page 14; Certain Relationships and Related Transactions, page 32

15. State the value of the assets acquired by the company in exchange for issuance of 675,000 shares of common stock to Mr. Sprovieri on December 1, 2011. We note the disclosure on page II-1.

Rule 144 Shares, page 24

16. Please add a clarification to this disclosure that your shares are not currently eligible to be resold under Rule 144 because you are a shell company, and that Rule 144 will not become available until 12 months after you have filed current Form 10 information with the Commission reflecting your status as an entity that is no longer a shell company. Please see Rule 144(i).

Summary Compensation Table, page 31

17. Provide compensation data for the fiscal year ended December 31, 2011.

Exhibits

18. Please indicate whether each of the exhibits has been filed or will be filed by amendment. We note that no exhibits have been filed with this amendment.

Exhibit 5.1

19. Please file a new legality opinion that reflects the shares being offered in this transaction. The current legality opinion on file covers only 3,125,000 newly issued

shares. The opinion must cover all of the 10,000,000 shares to be issued and the 1,742,500 shares offered by selling shareholders.

Exhibit 23.1

20. Please revise your registration statement to provide an updated consent from your auditors.

Closing

    We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

    Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

    You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via U.S. Mail</u>
        Luc Nguyen, Esq.
        1192 Draper Parkway, #244
        Draper, UT 84020